LINGAS RESOURCES, INC.

469 Pujols Avenue
Fort Benafacio
Manila, Philippines

May 21, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC
20549

Re:          Registration Statement on Form S-1
Filed February 6, 2012
File No. 333-179390

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letter dated February 28, 2012 relating to our Company’s recent filing of its registration statement with your office.  I am sorry in the delay in responding but have been waiting for both the updated financial statements for the three months ended February 29, 2012 and the report from the geologist relating to Phase I so that both can be included herein.

I have the following responses to the various comments contained in the above noted letter.

Form S-1, filed on February 6, 2012

General

1.	The following are answers to your various comments under this section.

a.
The registration statement was prepared by Mr. Anand Nagin, Suite 602 – 1200 Alberni Street, Vancouver, British Columbia, Canada, V6E 1A6.  His various contact numbers are as follows:  Telephone: 604-512-3626; Fax: 604-618-0157 and e-mail: nagin_5@hotmail.com.

b.	Mr. Nagin relied upon Form S-1 – Registration Statement under the Securities Act of 1933 expiring on October 31, 2014 with OBM Number: 3235-0065.

c.
The business plan created by Mr. Nagin based on information contained in the geological report issued by Mr. Alfred Jumpay, Professional Geologist.   In preparing an index on mineral terminology Mr. Nagin relied upon a book entitled “Dictionary of Mining, Minerals, and Related Terms” complied by American Geological Institution and published in 1997.

d.	Shortly after our Company was incorporated in September 2010, I contacted Hernandez Ventures, a company located in my country.

e.
As previously stated in our risk factors on page 9, neither Ms. Parinas nor myself have visited the Prosperidad property. It is my understanding that Mr. Nagin has also not visited the property.   Since Phase I has now been completed I will visit the Prosperidad during the next few months.

2.
 None of the directors and officers of our Company have any experience in the marketing or sale or creation of a start-up mining or other new company for the purpose of engaging in a reverse acquisition or other similar arrangements whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission.  Mr. Nagin has also indicated he has not been a director or officer involved in a reverse acquisition or similar arrangement.   I cannot state whether Mr. Scott Lawler, the attorney used to review our registration statement and prepare Exhibit 5 attached thereto, has been involved in a reverse acquisition.   Neither do I know if the officers and director of Hernandez Ventures have been involved.

3.
The directors and officers of our Company, including Mr. Nagin, have not had any experience in the past ten years relating to any start-up mining or other new company which subsequently (a) materially altered its business plan, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves.   Again I cannot speak for Mr. Lawler nor Hernandez Ventures.

4.
I wish to confirm that neither Ms. Parinas nor myself have not purchased shares in our Company or have agreed to serve as an officer or director of Lingas Resources, Inc. at least in part due to a plan, agreement, or understanding that we would solicit, participate in, or facilitate the sale of our Company to a third party looking to obtain or become a public reporting entity.

5.	We have no promoters.

Inside Cover Page of Prospectus

6.	Our table of content has been moved as required under Item 502 of Regulation S-K. Refer to Page 2.

Dealer Prospectus Delivery Obligation, page 3

7.	The dealer prospectus delivery obligations has been moved to Page 76.

Selling Shareholders, page 14

      8.           The sentence mentioned in this comment has been changed on Page 14 to read as follows:

Once the registration statement becomes effective the Selling Security Holders “must offer their shares promptly and the offer must be on a continuous basis.”

Description of Securities to be Registered, page  15

9.
In response to this comment, the wording has been changed to reflect Mr. Lawler’s opinion under Exhibit 5 dated April 26, 2012 which refers only to the shares being registered and not the total issued and outstanding shares as follows:

“In the opinion of legal counsel the registered shares being sold pursuant to this registration statement are duly authorized, legally and validly issued, fully paid and non-assessable.”

Business, page 11

10.	The Company has completed Phase I of its exploration program. The geological results have been included from page 28 to page 38 inclusive.

The following sentences have been inserted starting on page 27:

“For a review of exploration work undertaken on Phase I refer to pages 28 to 38 inclusive wherein Ricardo Ramos describes the work performed.

Phase II will follow up on a number of significant geological discrepancies that were shown during the geological mapping and surveying done under Phase I.  Mr. Ramos states that these discrepancies justify field follow-up.   In these areas of discrepancies additional soil and rock samples will be taken for assaying in order to determine the mineralization.”

11.
  We wish to note that our exploration programs should not have any environmental impact on the Prosperidad since it is mainly mapping and soil sampling.   We will not be polluting any of the streams on the Prosperidad nor will we be cutting any larger trees during our two exploration programs.  The following sentences have been inserted on page 38:

“We will be subject to ensuring, during our exploration programs, that there are no environmental impacts which affect streams on the Prosperidad which could endanger the fish and other small wildlife.   We are able to clear away small brush but any large trees are subject to the Department of Forestry and permission to cut must be obtained.  At the present time both Phase I and II should have no environmental impact on our claim.   There is no bonding requirements for us but the geologist used in our exploration program must be fully bonded and approved by the Department of Environmental and Natural Resources”.

12.
  The hours I mentioned for myself are approximately 30 hours per month and approximately 20 hours per month for my fellow director, Ms. Parinas.  On page 39, the numbers of hours have been changed to refer to monthly hours.   On page 9, the risk factor total hours has been changed to approximately 50 hours a month to agree with the amounts as stated above.

13.
 On page 39, under the caption entitled “Employees” we previously indicated “in exploring the Prosperidad it will use the services of qualified geologists who will only be retained during the exploration program. Once the program is over the Company will evaluate the need to hire additional employees if it is warranted”.

In order to clarify the above the following sentences have been added to this section on page 39:

“Our previous geologist, Alfredo Jumpay, was not engaged either full time or part time by the Company since the date of his report; being October 2010.   No agreement was made with him, either verbally or in writing, indicating he was employed with our Company.  When Phase I was undertaken, Mr. Jumpay was unable to undertake the work due to other commitments and the Company hired Ricardo Ramos to do the work under Phase I and prepare a report on his findings.   Once his report was completed Mr. Ramos ceased his association with our Company until such time as we might require his services again.”

14.	On page 16, the following has been added in response to this comment:

“Our office is located in the private resident of the President of our Company and until such time as the Company can afford to rent its own facilities this arrangement will serve as our office.  To date there has been no charge for the use of this office.”

Management’s Discussion and Analysis, page 30

15.	The reference to September 14, 2011 has been changed to September 14, 2010 on page 43 under the caption “Overview”.

16.
  During our exploration program under Phase I we did not use the services of Mr. Jumpan due to his being engaged in other work at the time we required him.  Therefore the sentence in question has been amended to read as follows on page 42:

During our two exploration programs we will be using the service of “a qualified geologist” who will be responsible for hiring the workers he requires. “This geologist might not be the same person for each Phase depending upon their availability when we require them.  The qualified geologist” will be responsible for the completion of the “specific Phase”.   Once Phase I is completed all workers, including “the supervising geologist used for the exploration work during Phase I”, will no longer be needed and therefore will not be retained.

17.	The various milestones we wish to achieve have been noted on page 44 and are as follows:

“The milestones we must achieve during the forthcoming year are as follows:

1.	Analysis of Phase I of our exploration program which has been completed and is in the process of being evaluated by both management and Ricardo Ramas. To date the amount paid for Phase I was $14,880.

2.	Completion of Phase II during the fall of 2012 will be at a cost of approximately $29,700.

This program should include sample assays which will assist in determining the mineralization on the Prosperidad.

3.	Acceptance of our registration statement with the Securities Commission, if and when this might occur, if ever, at an estimated further cost of:

Activities to be achieved	Estimated time period	Estimated Cost

Financial statement for inclusion in the Form S-1 – non-audited financial statements	Assuming Financial statement for May and August 2012	$ 3,500

Legal counsel relating to filing of Form S-1 responses to SEC comments	Unable to predict the time period	$ 3,000

Total estimated cost		$ 6,500

4.	Financial statements for the year ended November 30, 2012 estimated to be completed by the middle of January 2013 at a cost of approximately $5,000.

5.
If the registration statement becomes effective during the next twelve months, it is the intension of management to find a market maker to file a Form 211 so that our shares can be quoted on the OTCBB.   It is our understanding there is no cost associated with this process other than minor expenses for printing and delivery of documents; such cost estimated at less than a $1,000.”

18.	Our cash balance as at April 30, 2012 was $18,842.00 and has been disclosed on page 43.

19.	The term “internal accountant” has been changed to “bookkeeping services” since this service is not internal and therefore was misleading. The following paragraph has been inserted on page 44:

“The above amount was invoiced by an independent bookkeeping service for preparation of financial statements for submission to Madsen & Associates CPA’s Inc., our independent accountants.   The bookkeeping service is not our Chief Executive Officer or and is not affiliated with our Chief Executive Officer.”

Principal Stockholders, Directors and Officers, Page 35

20.	In response to this comment the following has been inserted on page 47 under the resume for myself:

“With Mr. Ngitew knowledge of the Philippines, both business wise and from a taxation point of view, his appointment as a director and officer was appropriate.  He knows various aspects of running a business since he has worked for a number of years with various businesses located in the Philippines.  With our Company having its mineral property located in the Philippinnes, Mr. Ngitew’s residency is ideal to oversee, if required, the exploration process on the Prosperidad claim.”

           As for Ms. Parinas the following paragraph has been inserted on page 47:

“With Ms. Parinas background as a paralegal for a major law firm in Makati, Philippines has allowed her to have the knowledge of legal documents and the related business laws which in the future the Company might need to know.    Even though she is not an attorney she is able to advise the Company when it would be prudent, if ever, to engage the services of an attorney and be able to monitor the costs associated with such service.”

21.	This sentence on page 49 has been changed to read as follows:

“John Ngitew and Grace Parinas are not related.”

Recent Sales of Unregistered Securities, page 57

22.	The following has been inserted in response to this comment on page 78:

“Under Section 4(2) of the Securities Act exemption from registration relates to a transaction by an issuer not involved in a public offering.   To qualify for this exemption, the purchasers of the securities must:

a.	have enough knowledge and experience in finance and business matters to evaluate the risk and merits of the investment; a “sophisticated investor” or be able to bear the investment’s economic risk;

b.	have access to the type of information normally provided in a prospectus; and

c.	agree not to resell or distribute the securities to the public.

In addition, the Issuer may not use any form of public solicitation or general advertising in connection with the offering.”

Financial Statements

General

23.	A current dated consent from Madsen & Associates CPA’s Inc. has been included under Exhibit 23.1

Note 2 – Summary of Significant Accounting Policies

Functional Currency, page 51

24.	On page 4 the following has been inserted in response to this comment:

“The functional currency of our Company is the US dollar as we are a Nevada Corporation, and all of our cash flows, expenses, and financing are denominated in US dollars. incur.”

Also, to answer your question, we determined that the most relevant indicators to assess in ASC 830-10-55-5 were those related to the Company's cash flows and expenses. Based on this assessment, since all of our cash flows, expenses, and financing are denominated in US dollars, we have determined the US dollars to be our functional currency.

Exhibits

25.	Please refer to Exhibit 5 for revised legality opinion.

26.	Exhibit 10.1 has been corrected to September 20, 2010 due to a typing error.

27.	Exhibit 99.1 has been retyped to eliminate the image.

Thank you for your comments regarding our filing of our Form S-1.

Yours very truly;

“JOHN C. NGITEW:
John C. Ngitew
Chief Executive Officer, President and
Director

c/c           Grace Parinas – Chief Financial Officer

Enclosures (Form S-1A – amendment #1)